July 23, 2018

VIA EDGAR

Mr. Isaac Esquivel

Accountant, Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sabra Health Care REIT, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed on February 21, 2018 and May 9, 2018, respectively
File No. 001-34950

Dear Mr. Esquivel:

This letter sets forth the response of Sabra Health Care REIT, Inc. (“Sabra,” the “Company” “we” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 16, 2018 (the “Comment Letter”), regarding the above-referenced filings with the Commission. For the convenience of the Staff, the Staff’s comment is restated in italics prior to the response to such comment.

Form 10-Q for the Quarterly Period Ended March 31, 2018

2. Summary of Significant Accounting Policies

Recently Issued Accounting Standards Update, page 11

1.	Please tell us how you considered the disclosure requirements outlined in ASC 606-10-50-12 through 50-15 and 606-10-50-17 through 50-20 as it relates to your resident fees and services revenues.

Response:    In the “Recently Issued Accounting Standards Update” section of Note 2, “Summary of Significant Accounting Policies,” in the Notes to Consolidated Financial Statements in Sabra’s annual report on Form 10-K for the fiscal year ended December 31, 2017, the Company included a discussion of the expected impact of the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), ASU No. 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (“ASU 2016-08”) and ASU No. 2016-12, Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”) (together, herein referred to as the “Revenue ASUs”).

Mr. Isaac Esquivel, July 23, 2018

In the above referenced discussion, the Company noted that it expected the impact of the Revenue ASUs to its consolidated financial statements to include “[a] requirement to disclose ancillary resident service revenue that is not included in the monthly base fees charged under resident agreements through its Senior Housing—Managed communities structures. The Company will separately disclose the amount, nature and timing of these ancillary resident service revenues in its future quarterly and annual reports.”

The Revenue ASUs became effective for the Company on January 1, 2018, and the adoption thereof had no material impact to beginning retained earnings as of January 1, 2018.

In the Company’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018, the Company reported Resident Fee and Service Revenues of $17.5 million, which consisted primarily of monthly base fees under resident agreements under its Senior Housing – Managed communities structures. Revenues generated through these resident agreements are excluded, as leases, from the Revenue ASUs. For the three months ended March 31, 2018, ancillary resident service revenue that is not included in the monthly base fees charged under resident agreements represented less than 1% of the Company’s Total Revenues for the period. Accordingly, the Company concluded that these amounts were quantitatively and qualitatively immaterial to its condensed consolidated financial statements as of and for the three months ended March 31, 2018, and therefore did not include the disclosures outlined in ASC 606-10-50-12 through 50-15 and 606-10-50-17 through 50-20.

In future periods, the Company will continue to evaluate the quantitative and qualitative materiality of these ancillary resident service revenues and, if these amounts are determined to be material, the Company will include the relevant required disclosures under ASC 606.

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We appreciate the Staff’s comment and request that the Staff contact the undersigned at (949) 679-0243 or by email at handrews@sabrahealth.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Harold W. Andrews, Jr.

Harold W. Andrews, Jr.

Executive Vice President, Chief Financial

Officer and Secretary

cc:	Michael Costa, Executive Vice President – Finance
Sabra Health Care REIT, Inc.

Renee Sarria
PricewaterhouseCoopers LLP

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